

June 6, 2013

Joseph W. Dziedzic
Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226-8100

    Re: The Brink's Company
             Form 10-K for the Year Ended December 31, 2012
             Filed February 28, 2013
             File No. 001-09148

Dear Mr. Dziedzic:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ David R. Humphrey

                                       David R. Humphrey
                                       Accounting Branch Chief